Ms. Mara Ransom

Assistant Director

Office of Consumer Products

Division of Corporate Finance

United States Securities and Exchange Commission

Washington, D.C. 20549

June 27, 2017

Re:	Campagna Motors USA, Inc.

Offering Statement on Form 1-A

Filed November 18, 2016

File No. 024-10706

Dear Ms. Ransom:

On behalf of our client, Campagna Motors USA, Inc., we hereby request qualification of the above referenced offering statement at 4 p.m., Eastern Time, on June 30, 2017, or as soon thereafter as is practicable.

Sincerely,

/s/Andrew Stephenson

Andrew Stephenson

KHLK LLP

cc: Andre Morissette

Chief Executive Officer

Campagna Motors USA, Inc.

1320 State Route 9, Suite 6667

Champlain, NY 12919